Filed Pursuant to Rule 424(b)(3)
File No. 333-113980

PROSPECTUS SUPPLEMENT NO. 4
(To Prospectus Dated April 26, 2004)

VioQuest Pharmaceuticals, Inc.
(formerly known as Chiral Quest, Inc.)

7,723,041 Shares

Common Stock

The information contained in this prospectus supplement amends and updates our prospectus dated April 26, 2004, as supplemented by Prospectus Supplement No.1 dated May 17, 2004, Prospectus Supplement No. 2 dated August 16, 2004, and Prospectus Supplement No. 3 dated November 12, 2004 (collectively, the “Prospectus”), and should be read in conjunction therewith. Please keep this Prospectus Supplement with your Prospectus for future reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is February 7, 2005

Forward-Looking Statements

Certain statements contained in this prospectus supplement that are forward-looking in nature are based on the current beliefs of our management as well as assumptions made by and information currently available to management, including statements related to the markets for our products, general trends in our operations or financial results, plans, expectations, estimates and beliefs. In addition, when used in this prospectus, the words “may,” “could,” “should,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “predict” and similar expressions and their variants, as they relate to us or our management, may identify forward-looking statements. These statements reflect our judgment as of the date of this prospectus supplement with respect to future events, the outcome of which are subject to risks, which may have a significant impact on our business, operating results or financial condition. You are cautioned that these forward-looking statements are inherently uncertain. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein. We undertake no obligation to update forward-looking statements. The risks identified under the heading “Risk Factors” in the Prospectus, among others, may impact forward-looking statements contained in this prospectus supplement.

Changes in Management

On February 3, 2005, we appointed Daniel Greenleaf, as our President and Chief Executive Officer and as a member of our Board of Directors. Mr. Greenleaf succeeds Ronald Brandt, who served as our interim President and Chief Executive Officer since April 2004. Prior to joining our company, Mr. Greenleaf was President, U.S. Operations, for Celltech Biopharmaceuticals, a European biotechnology company, from February 2004. Prior to that, Mr. Greenleaf was Senior Vice President, Operations for Nabi Biopharmaceuticals, a biopharmaceutical development company, from 2002 to 2003. From 1992 to 2002, Mr. Greenleaf held a series of positions of increasing responsibility at Schering-Plough Corporation, an international pharmaceutical company, including its Vice President, Marketing and Sales from 2000 to 2002.

In connection with his appointment, we entered into a written employment agreement dated as of February 1, 2005 with Mr. Greenleaf. The agreement provides for a 3-year term and an initial annual base salary of $360,000, plus a guaranteed annual bonus of $100,000 during each year of the term of the agreement. In addition, Mr. Greenleaf is entitled to a signing bonus in the amount of $50,000, of which one-half is payable following the execution of the employment agreement and the remaining one-half is payable on the 6-month anniversary of the agreement. Mr. Greenleaf is further entitled to a “Discretionary Bonus” under the employment agreement of up to $250,000 per year upon the attainment of certain performance criteria specified in the employment agreement, and such other benefits generally made available to our other senior management.

The employment agreement also provides that Mr. Greenleaf is entitled to receive an option to purchase 891,396 shares of our common stock, which represents 5 percent of our currently outstanding common stock. The option will vest in three equal annual installments, commencing February 2006. In addition, until we have raised $20 million through the sale of equity securities and have obtained the rights to one clinical stage human therapeutic, Mr. Greenleaf is entitled to receive such additional options to purchase common stock in order to maintain his beneficial ownership (assuming the exercise of all stock options issued to Mr. Greenleaf) at 5 percent of our outstanding common stock. To the extent any additional stock options are issued pursuant to the foregoing sentence, the options will vest in installments over the remaining term of the employment agreement as long as Mr. Greenleaf remains employed by us and will be exercisable at the market value of our common stock at the time of issuance.

In the event Mr. Greenleaf’s employment is terminated by us during the term upon a “change of control” (as defined in the employment agreement) and on the date of such termination our aggregate market capitalization is less than $38 million, he is entitled to receive his base salary for six months thereafter and all of his stock options scheduled to vest in the calendar year of such termination shall accelerate and be deemed vested upon termination and will remain exercisable for 12 months following such termination. In the event we terminate Mr. Greenleaf’s employment during the term of the agreement other than as a result of death, disability, cause or in connection with a change of control where our aggregate market capitalization is less than $38 million, then (i) Mr. Greenleaf is entitled to receive his base salary for 12 months from such termination, his guaranteed bonus for the calendar year in which such termination occurs, and the portion of any discretionary bonus earned as of the termination, and (ii) the vesting of his stock options shall accelerate and be deemed vested and will remain exercisable for 12 months following such termination.